                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*



                          BALDWIN PIANO & ORGAN COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     058246
                                 (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 9 Pages

CUSIP No.  058246              13G            Page 2 of 9 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

          Robert S. Harrison
          ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  *
                                                         (b)
                                                            -----

          Mr. Harrison is filing this Schedule 13G as part of a joint filing pursuant to Rule 13d-1(f)(1).


3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

NUMBER OF       5.  SOLE VOTING POWER
SHARES                    237,955
BENEFICIALLY    6.  SHARED VOTING POWER
OWNED BY                  101,012
EACH            7.  SOLE DISPOSITIVE POWER
REPORTING                 237,955
PERSON          8.  SHARED DISPOSITIVE POWER
WITH                      101,012

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,967

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

       The aggregate amount in Row (9) includes 101,012 shares owned by Mr. Harrison's adult children, and which are deemed to be beneficially owned by Mr. Harrison.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.9%

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP No.  058246              13G             Page 3 of 9 Pages

                                  SCHEDULE 13G

                                     ITEM 1

(a)  NAME OF ISSUER:  Baldwin Piano & Organ Company

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   422 Wards Corner Road
                   Loveland, Ohio 45140-8390


                                     ITEM 2

(a)  NAME OF PERSON FILING:  Robert S. Harrison

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                             4040 Mt. Carmel Road
                             Cincinnati, Ohio 45244

(c)  CITIZENSHIP: All reporting persons on this Schedule 13G are
                  American citizens.

(d)  TITLE OF CLASS OF SECURITIES:  Common Stock

(e)  CUSIP NUMBER:  058246


                                     ITEM 3

          Not Applicable. This statement is filed pursuant to Rule 13d-1(c).


                                     ITEM 4

                                    OWNERSHIP

(a)  AMOUNT BENEFICIALLY OWNED:       338,967

(b)  PERCENT OF CLASS:                   9.9%

(c)  (i)    SOLE VOTING POWER:        237,955

     (ii)   SHARED VOTING POWER:      101,012

     (iii)  SOLE DISPOSITIVE POWER:   237,955

     (iv)   SHARED DISPOSITIVE POWER: 101,012

CUSIP No.  058246              13G             Page 4 of 9 Pages

                                     ITEM 5

          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                 Not Applicable


                                     ITEM 6

         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          The aggregate number of shares of common stock of Baldwin Piano & Organ Company covered by this Schedule 13G is 338,967 shares. Of those shares, 237,955 are solely owned by Mr.
R. S. Harrison (including a trust for his benefit) and 101,012 held by Mr. Harrison's adult children and which are deemed to be beneficially owned by Mr. Harrison.


                                     ITEM 7

    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 Not Applicable


                                     ITEM 8

    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.  Each reporting person identified in
Item 2(a) is filing this Schedule G as part of a joint filing pursuant to Rule 13d-1(f)(1) and such reporting persons, in the aggregate, do not constitute a group as defined by Rule 13d-5(b). This Schedule G is filed on behalf of each such reporting person as evidenced by their written agreement attached as Exhibit I. John J. Kropp, Trustee, C.L. Harrison, III, Priscilla Harrison Connell, Anne W. Harrison and Joseph H. Head, Jr. have withdrawn from such agreement in that none of them is no longer a beneficial owner of any of the securities reported herein


                                     ITEM 9

                         NOTICE OF DISSOLUTION OF GROUP

                                 Not Applicable

CUSIP No.  058246              13G             Page 5 of 9 Pages


                                     ITEM 10

                                  CERTIFICATION

          Not Applicable. This Statement is filed pursuant to Rule 13d-1(c).

                                    SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998        R. S. HARRISON
                                R. S. Harrison, individually and
                                as attorney-in-fact for C. L.
                                Harrison, III, Priscilla Harrison
                                Connell, Anne W. Harrison and
                                John J. Kropp, Trustee and
                                pursuant to the power of attorney
                                granted in that certain Agreement
                                dated February 11, 1987 by and
                                among such persons, which
                                Agreement is attached hereto as
                                Exhibit I.

CUSIP No.  058246              13G            Page 6 of 9 Pages

                                    EXHIBIT I

                                    AGREEMENT


          THIS AGREEMENT is made on this 11th day of February, 1987 by and among R. S. Harrison, John J. Kropp, Joseph H. Head,
Jr., C. L. Harrison, III, Priscilla Harrison Connell and Anne W.
Harrison.

          WHEREAS, all of the parties to this Agreement have a direct or indirect beneficial interest in all or part of the same 959,073 shares of Baldwin Piano & Organ Company (the "Shares") as more fully described in the
Schedule 13G dated the date hereof (the "Schedule 13G") to which this Agreement is attached as Exhibit II; and

          WHEREAS, all of the parties hereto desire that such Schedule 13G be timely filed with the Securities and Exchange Commission on behalf of each of them; and

          WHEREAS, the parties hereto desire to evidence their agreement that such Schedule 13G be filed on behalf of each of them as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934;

          NOW, THEREFORE, the parties hereto agree as follows:

          1. JOINT FILING. Each of the parties hereto agrees that the filing of the Schedule 13G be jointly filed with the Securities and Exchange Commission on behalf of each of them with respect to the Shares.

          2. REPRESENTATIONS. Each of the parties hereto represents to each other party that he or she is individually eligible to use the Schedule 13G on which the information regarding his or her beneficial interest in the Shares is to be jointly filed and that the information therein regarding him or her is complete and accurate.

          3. RESPONSIBILITIES. No individual signing this Agreement has any responsibility for the completeness or accuracy of the information in the
Schedule 13G concerning the other individuals making the joint filing unless he or she knows or has reason to believe that such information is inaccurate. In the event of such knowledge, the believed inaccuracy shall be reported to the Treasurer of Baldwin Piano & Organ Company.

          4. AMENDMENTS TO SCHEDULE 13G. If any material change occurs in the facts set forth in the Schedule 13G, such change shall be timely reported to the Treasurer of Baldwin Piano

CUSIP No.  058246              13G          Page 7 of 9 Pages



& Organ Company and an amendment to Schedule 13G shall be prepared and filed with the Securities and Exchange Commission in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934.

          5. POWER OF ATTORNEY. Each party to this Agreement hereby constitutes and appoints R. S. Harrison and John J. Kropp, or either of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to the Schedule 13G to which this Agreement is attached, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting into said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue of this Agreement.

          6. DURATION. The parties' collective desire and agreement to make joint filings on behalf of each of them on Schedule 13G pursuant to the terms and conditions of this Agreement shall continue as to all of them until such time as one or more of them shall give written notice of his or her withdrawal from this Agreement to the Treasurer of Baldwin Piano & Organ Company in its principal executive offices. Subsequent to receipt of such notice, joint filings will be made only on behalf of such persons who have not so withdrawn.

          7. SUCCESSORS, HEIRS AND ASSIGNS. This Agreement will be effective as to the lawful successors, heirs or assigns of the parties hereto only upon the written consent of such successor, heir or assigns.

          8. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          9. ENTIRE AGREEMENT. This Agreement represents the entire Agreement between the parties and may be amended or modified only as set forth herein.

CUSIP No.  058246              13G          Page 8 of 9 Pages


          IN WITNESS WHEREOF, the parties hereby have caused this Agreement to be executed as of the date first written above.



                               /s/ R. S. Harrison
                               R. S. Harrison, as Chairman of the
                               Board and Chief Executive Officer
                               of Baldwin Piano & Organ Company;
                               and as Investment Advisor u/t/a
                               dated February 4, 1986



                               /s/ John J. Kropp, Trustee
                               John J. Kropp, as Trustee u/t/a
                               dated February 4, 1986; as Trustee
                               u/t/a dated April 18, 1984; as
                               Trustee u/t/a dated January 8, 1984;
                               as Trustee u/t/a dated January 5, 1984;
                               as Trustee u/t/a dated January 1, 1984;
                               and as Trustee u/t/a dated December 31, 1983



                               /s/ Joseph H. Head, Jr.
                               Joseph H. Head, Jr., as Special
                               Advisor u/t/a January 8, 1986; as
                               Special Advisor u/t/a dated
                               January 5, 1986; as Special
                               Advisor u/t/a dated January 1,
                               1984; and as Special Advisor u/t/a
                               December 31, 1983



                               /s/ C. L. Harrison, III
                               C. L. Harrison, III, as Special
                               Advisor u/t/a January 8, 1986; as
                               Special Advisor u/t/a dated
                               January 5, 1984; as Special
                               Advisor u/t/a dated January 1,
                               1984; and as Special Advisor u/t/a
                               December 31, 1983

CUSIP No.  058246              13G            Page 9 of 9 Pages




                               /s/ Priscilla Harrison Connell
                               Priscilla Harrison Connell, as Special
                               Advisor u/t/a January 8, 1984; as Special
                               Advisor u/t/a dated January 5, 1984; as
                               Special Advisor u/t/a dated January 1, 1984;
                               and as Special Advisor u/t/a December 31, 1983



                               /s/ Anne W. Harrison
                               Anne W. Harrison, an Individual